EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
$ in thousands	2013	2012	2013	2012
Earnings (loss) per common share
Net income (loss) available to common shareholders of Carver Bancorp, Inc.	$342	$(136)	$753	$(499)

Weighted average common shares outstanding	3,696,179	3,695,653	3,696,072	3,695,597

Basic earnings (loss) per common share	$0.09	$(0.04)	$0.20	$(0.14)
Diluted earnings per common share	0.09	$(0.04)	0.20	$(0.14)